CUSIP No. 29362Y106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 19)

Under the Securities Exchange Act of 1934

Entech Solar, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29362Y106
(CUSIP Number)

Joseph P. Bartlett
Law Offices of Joseph P. Bartlett, PC
1900 Avenue of the Starts, 20th Floor
Los Angeles, California 90067
(310) 201-7553

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2010
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /  /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 201,933,924
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 201,933,924

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 201,933,924

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 49.5% (1)

(14)	Type of Reporting Person (See Instructions) IN

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 201,933,924
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 201,933,924

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 201,933,924

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 49.5% (1)

(14)	Type of Reporting Person (See Instructions) IN

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 201,933,924
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 201,933,924

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 201,933,924

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 49.5% (1)

(14)	Type of Reporting Person (See Instructions) OO

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

CUSIP No. 29362Y106

Item 1.

This Amendment No. 19 to Schedule 13D (this “Amendment No. 19”) amends and restates, where indicated, the statement on the initial Schedule 13D and prior amendments thereto relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission (the “Prior Schedules”).  Capitalized terms used in this Amendment No. 19 but not otherwise defined herein have the meanings given to them in the Prior Schedules.  Except as otherwise set forth herein, this Amendment No. 19 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Amendment No. 19, the Reporting Persons beneficially own 201,933,924 shares of Common Stock.  This represents a sum of the following:

(i) 127,366,681 shares of Common Stock;

(ii) 56,793,242 shares of Common Stock underlying 4,892,857 shares of Series D Convertible Preferred Stock (the “Series D Preferred”), after giving effect to the change in the conversion price of the Series D Preferred as a result of the anti-dilution protection provided therein;

(iii) 5,862,237 shares of Common Stock underlying Series D Warrants to purchase up to 505,044 shares of Series D Preferred (the “Series D Warrants”), after giving effect to the change in the conversion price of the Series D Preferred as a result of the anti-dilution protection provided therein; and

(iv) 11,911,764 shares of Common Stock underlying a Warrant to Purchase Common Stock dated March 19, 2010 (the “March Warrant”).

The foregoing 201,933,924 shares of Common Stock represent a beneficial ownership of 49.5% of the outstanding shares of Common Stock, based on 333,372,830 shares of Common Stock outstanding as of March 19, 2010 and after giving effect to the conversion of the Series D Preferred, exercise of the Series D Warrants and exercise of the March Warrant.

(b) The Reporting Persons have shared voting and dispositive power with respect to 201,933,924 shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

(c) Pursuant to that certain Series G Preferred Stock Purchase Agreement dated as of March 19, 2010 (the “SPA”), the Reporting Persons purchased from the Issuer 150 shares of Series G Preferred Stock par value $0.01 per share (the “Series G Preferred”).  Series G Preferred is non-voting and not convertible into a voting security of the Issuer.  The rights and preferences of Series G Preferred are more particularly described in Form 8-K filed by the Issuer with the SEC on March 24, 2010, which description is incorporated herein by this reference.  A copy of the SPA is attached hereto as Exhibit “B”, the text of which is incorporated herein by this reference.

In connection with the sale of Series G Preferred, the Issuer issued to the Reporting Persons the March Warrant.  A copy of the March Warrant is attached hereto as Exhibit “C”, the text of which is also incorporated herein by this reference.  The total consideration paid by the Reporting Persons for the Series G Preferred and the March Warrant was $1,500,000.

CUSIP No. 29362Y106

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a) Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b) Series G Preferred Stock Purchase Agreement dated as of March 19, 2010

(c) Warrant to Purchase Common Stock dated March 19, 2010

Item 7.  Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 19 to Schedule 13D

Exhibit B:  Series G Preferred Stock Purchase Agreement dated as of March 19, 2010

Exhibit C:  Warrant to Purchase Common Stock dated March 19, 2010

CUSIP No. 29362Y106

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: March 25, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 29362Y106

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 19 to Schedule 13D

The undersigned agree that the Amendment No. 19 to the Schedule 13D with respect to the Common Stock of Entech Solar, Inc. is a joint filing being made on their behalf.

Dated: March 25, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Exhibit B

Series G Preferred Stock Purchase Agreement dated as of March 19, 2010

SERIES G PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES G PREFERRED STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of March 19, 2010 (the “Effective Date”), by and among The Quercus Trust (“Quercus” or the “Purchaser”), and Entech Solar, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Purchaser desires to purchase from the Company, and the Company desires to sell to the Purchaser, shares of the Company’s Series G Preferred Stock, par value $0.01 per share (“Series G Preferred Stock”), on the terms set forth herein; and

WHEREAS, the Company is offering the Series G Preferred Stock pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.	Sale of Shares.

1.1. Purchase and Sale of Shares.  The Company hereby agrees to issue and sell to Quercus one hundred-fifty (150) shares of Series G Preferred Stock at a price of $10,000 per share (the “Share Price”), for an aggregate purchase price of $1,500,000, which shares shall be purchased by Quercus upon the full execution of this Agreement.

1.2. Warrant to Purchase Common Stock. Immediately upon the consummation of the Closing (as defined in Section 1.3), the Company shall issue to Quercus a Warrant substantially in the form attached as Exhibit A hereto (the “Warrant”) to purchase that number of shares of common stock of the Company, par value $0.001 per share ( “Common Stock”) having, as of the date hereof, an aggregate value equal to 135% of the aggregate Share Price paid for all of the shares of Series G Preferred Stock purchased by the Purchaser hereunder.  The per share exercise price of the Warrant shall be equal to the amount set forth on the face of the Warrant.  The Warrant shall vest and become exercisable, in part and in whole, upon issuance and may be exercised on the terms and conditions set forth in the Warrant at any time after issuance.

1.3. The Closing.  The sale and purchase of the Series G Preferred Stock shall take place at the offices of the Company, or at such other location as the Company and Quercus mutually agree, on the date first set forth above (the “Closing”).  At the Closing, the Company shall deliver to Quercus a certificate representing the Series G Preferred Stock (the “ Certificate”) in the form set forth on Exhibit B hereto, against delivery to the Company of a check or wire transfer in the amount of the Share Price.  The obligation of Quercus to consummate the purchase at the Closing is subject to issuance of the Certificate by the Company and the truth and accuracy of the representations and warranties of the Company in Section 2 below.

2.
Representations and Warranties of the Company.  Except as set forth under the corresponding section of the attached Disclosure Schedules, which shall be deemed a part hereof, the Company hereby represents and warrants to, and as applicable covenants with, Purchaser as of the Effective Date:

2.1. Subsidiaries.  All of the direct and indirect subsidiaries of the Company are set forth on Section 2.1 to the Disclosure Schedule.  The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Person (as defined in Section 2.7) the Company owns or controls, or in which the Company, directly or indirectly, owns a majority of the capital stock or similar interest that would be disclosable pursuant to Regulation S-K, Item 601(b)(21) (each a “Subsidiary”), and all of such directly or indirectly owned capital stock or other equity interests are owned free and clear of any liens, charges, security interests, encumbrances, rights of first refusal, preemptive rights or other restrictions (any such encumbrance a “Lien”).  All the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

2.2. Organization and Qualification.  Each of the Company and each Subsidiary is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as applicable, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents.  Each of the Company and each Subsidiary is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a material adverse effect on (i) the legality, validity or enforceability of any Transaction Document (as defined in Section 2.3), (ii) the results of operations, assets, business, prospects or financial condition of the Company and the Subsidiaries, taken as a whole, or (iii) the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (each a “Material Adverse Effect”), and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

2.3. Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder or thereunder.  The execution and delivery of this Agreement and the Warrant (collectively, the “Transaction Documents”) by the Company and the consummation by it of the transactions contemplated hereby or thereby have been duly authorized by all necessary action on the part of the Company and no further consent or action is required by the Company.  Each of the Transaction Documents has been, or upon delivery will be, duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.  Neither the Company nor any Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation, by-laws or other organizational or charter documents.

2.4. No Conflicts.  The execution, delivery and performance of the Transaction Documents by the Company, the issuance and sale of the Series G Preferred Stock, the Warrant, or the Common Stock issuance upon exercise of the Warrant (collectively, the “Securities”) and the consummation by the Company of the other transactions contemplated thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, articles of association, bylaws, or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected, or (iv) conflict with or violate the terms of any agreement by which the Company or any Subsidiary is bound or to which any property or asset of the Company or any Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

2.5. Filings, Consents and Approvals.  Neither the Company nor any Subsidiary is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than required federal and state securities filings and such filings and approvals as are required to be made or obtained under the applicable trading market rules in connection with the transactions contemplated hereby, each of which has been, or (if not yet required to be filed) shall be, timely filed.

2.6. Issuance of the Securities.  The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens.  The Company has reserved from its duly authorized capital stock a number of shares of Common Stock and Series G Preferred Stock for issuance of the Securities at least equal to the number of Securities which could be issued pursuant to the terms of the Transaction Documents, based on the exercise price of the Warrant.

2.7. Capitalization.  Other than as set forth in Section 2.7 to the Disclosure Schedule, the capitalization of the Company is as described in the Company’s most recently filed periodic SEC Report (as defined below).  Except with respect to equity participation rights of the holder of the Company’s Series D Preferred Stock which are not applicable in this transaction, no individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind (each a “Person”) has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents.  Except (i) as a result of the purchase and sale of the Securities, (ii) as set forth in the reports required to be filed by the Company under the Securities Act and/or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including pursuant to Section 13(a) or 15(d) of the Exchange Act, for the two years preceding the Effective Date (or such shorter period as the Company was required by law to file such material) and for the period in which this Agreement is in effect (the “SEC Reports”), or (iii) as set forth on Section 2.7 to the Disclosure Schedule, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or securities convertible into or exercisable for shares of Common Stock.  The issuance and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than Purchaser) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange, or reset price under such securities. All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.  No further approval or authorization of any stockholder, the Board of Directors of the Company or others is required for the issuance and sale of the Securities.  There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

2.8. SEC Reports; Financial Statements.  The Company has filed all required SEC Reports for the two years preceding the Effective Date on a timely basis.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) promulgated thereunder, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with generally accepted accounting principles as consistent applied in the United Stated (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

2.9. Material Changes.  Except as set for in Section 2.9 to the Disclosure Schedules, since the date of the latest audited financial statements included within the SEC Reports (i) there has been no event, occurrence or development that has had, or that could reasonably be expected to result in, a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice, and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the SEC, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock (other than as contemplated and permitted by the Transaction Documents), and (v) the Company has not issued any equity securities to any officer, director or other Affiliate, except to the Purchaser or pursuant to existing Company equity incentive plans or as disclosed in the SEC Reports.  The Company does not have pending before the SEC any request for confidential treatment of information.  For purposes of this Agreement, “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act and with respect to Purchaser, without limitation, any Person owning, owned by, or under common ownership with Purchaser, and any investment fund or managed account that is managed on a discretionary basis by the same investment manager as Purchaser will  be deemed to be an Affiliate

2.10. Litigation.  Except as set forth on Section 2.10 to the Disclosure Schedule, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”), which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities, or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor any Subsidiary, nor to the knowledge of the Company any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.  There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company or any current or former director or officer of the Company.  The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

2.11. Labor Relations.  No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect.

2.12. Compliance.  Neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other similar agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business, except in each case under clauses (i)-(iii) above as could not have a Material Adverse Effect.

2.13. Regulatory Permits.  The Company and each Subsidiary possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

2.14. Title to Assets.  The Company and each Subsidiary have good and marketable title in fee simple to all real property owned by them that is material to the business of the Company and each Subsidiary and good and marketable title in all personal property owned by them that is material to the business of the Company and each Subsidiary, in each case free and clear of all Liens, except for Liens that do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and each Subsidiary and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties.  Any real property and facilities held under lease by the Company and each Subsidiary are held by them under valid, subsisting and enforceable leases of which the Company and each Subsidiary are in compliance.

2.15. Patents and Trademarks.  The Company and each Subsidiary have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”).  Neither the Company nor any Subsidiary has received a written notice that the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of any Person.  Except as set forth on Section 2.15 to the Disclosure Schedule, to the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights of the Company or each Subsidiary.

2.16. Insurance.  The Company and each Subsidiary are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and each Subsidiary are engaged, including but not limited to directors and officers insurance coverage equal to at least one million five-hundred thousand dollars ($1,500,000).  To the best of Company’s knowledge, such insurance contracts and policies are accurate and complete.  Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

2.17. Transactions With Affiliates and Employees.  Except as set forth in the SEC Reports, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000 other than (i) for payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) for other employee benefits, including stock option agreements under any equity incentive plan of the Company.

2.18. Sarbanes-Oxley; Internal Accounting Controls.  The Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002, which are applicable to it as of the Effective Date.  The Company and each Subsidiary maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company, including its Subsidiaries, is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s most recently filed periodic report under the Exchange Act, as the case may be, is being prepared.  The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the date prior to the filing date of the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”).  The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the Company’s disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Except as set forth on Section 2.18 to the Disclosure Schedules, since the Evaluation Date, there have been no significant changes in the Company’s internal accounting controls or its disclosure controls and procedures or, to the Company’s knowledge, in other factors that could materially affect the Company’s internal accounting controls or its disclosure controls and procedures.

2.19. Certain Fees.  No brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement.  Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 2.19 that may be due in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

2.20. Private Placement. Assuming the accuracy of Purchaser representations and warranties set forth in Section 3, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to Purchaser as contemplated hereby. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of any trading market.

2.21. Investment Company. The Company is not, and is not an affiliate of, and immediately after receipt of payment for the Securities, will not be or be an affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.  The Company shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

2.22. Registration Rights.  Except as set forth on Section 2.22 of the Disclosure Schedules, no Person (other than Purchaser pursuant to the Transaction Documents) has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

2.23. Listing and Maintenance Requirements.  The Common Stock is registered pursuant to Section 12 of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the SEC is contemplating terminating such registration.  The Company has not, in the 12 months preceding the Effective Date, received notice from any trading market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such trading market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

2.24. Application of Takeover Protections.  The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti takeover provision under the Company’s Certificate of Incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to Purchaser as a result of Purchaser and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation the Company’s issuance of the Securities and Purchaser’s ownership of the Securities.

2.25. No Integrated Offering. Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the Securities Act or which could violate any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of the trading market.

2.26. Financial Condition.  As set forth in the SEC Reports, the Company anticipates that all cash resources will be expended by early in the first quarter of 2010 and, if unable to raise additional financing, the Company may be required to: (1) reduce spending plans, (2) license products or technologies that the Company would otherwise seek to commercialize to third parties, and/or (3) sell certain assets.  In connection with the transactions contemplated by the Transaction Documents: (i) the Company has paid undisputed debts as they matured for at least one year prior to the Effective Date, (ii) the Company will not be rendered insolvent by such transactions, (iii) after giving effect to such transactions, the Company will be able to pay its short term debts as they mature, (iv) such transactions will not cause the Company to be left with unreasonably small capital for the business in which it is engaged and proposes to be engaged, (v) the Company did not and does not have any intent to hinder, delay, or defraud any of its creditors, (vi) the Company has a valid business reason for entering into such transactions, and (vii) the Company is receiving new value and consideration therefor constituting reasonably equivalent value and fair market value consideration.

2.27. Tax Status.  The Company and each of its Subsidiaries has made or filed all federal, state and foreign income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.  The Company has not executed a waiver with respect to the statute of limitations relating to the assessment or collection of any foreign, federal, statue or local tax.  None of the Company’s tax returns is presently being audited by any taxing authority.

2.28. No General Solicitation or Advertising.  Neither the Company nor, to the knowledge of the Company, any of its directors or officers (i) has conducted or will conduct any general solicitation (as that term is used in Rule 502(c) of Regulation D) or general advertising with respect to the sale of the Securities, or (ii) made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration of the Securities under the Securities Act or made any “directed selling efforts” as defined in Rule 902 of Regulation S.

2.29. Foreign Corrupt Practices.  Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any corrupt funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is  in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

2.30. Acknowledgment Regarding Purchaser’s Purchase of Securities.  The Company acknowledges and agrees that Purchaser is acting solely in the capacity of arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby.  The Company further acknowledges that Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any statement made by Purchaser or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereby is not advice or a recommendation and is merely incidental to Purchaser’s purchase of the Securities.  The Company further represents to Purchaser that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the Company and its representatives.

2.31. Accountants.  The Company’s accountants are set forth in the SEC Reports and such accountants are an independent registered public accounting firm as required by the SEC Guidance.

2.32. No Disagreements with Accountants and Lawyers.  There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the accountants and lawyers formerly or presently employed by the Company, and the Company is current with respect to any fees owed to its accountants and lawyers, except for any past-due amounts that may be owed in the ordinary course of business.

2.33. Section 5 Compliance. No representation or warranty or other statement made by Company in the Transaction Documents contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading. The Company is not aware of any facts or circumstances that would cause the transactions contemplated by the Transaction Documents, when consummated, to violate Section 5 of the Securities Act or other federal or state securities laws or regulations.

3.	Representations and Warranties of Quercus. Purchaser hereby represents and warrants to, and agrees with, the Company that:

3.1. Organization; Authority.  Purchaser is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, company power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations thereunder.  The execution, delivery and performance by Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary company or similar action on the part of Purchaser.  Each Transaction Document to which it is a party has been (or will be) duly executed by Purchaser, and when delivered by Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of Purchaser, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

3.2. Investor Status.  At the time Purchaser was offered the Securities, it was, and at the Effective Date it is an “accredited investor” as defined in Rule 501(a) under the Securities Act.

3.3. Experience of Investor.  Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

3.4. General Solicitation.  Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

The Company acknowledges and agrees that Purchaser does not make or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 3.

4.	Other Agreements between the Parties.

4.1. Transfer Restrictions.

(a) The Securities may only be disposed of in compliance with state and federal securities laws.  In connection with any transfer of Securities other than (i) pursuant to an effective registration statement or Rule 144 promulgated under the Securities Act, (ii) to the Company, (iii) to an Affiliate of Purchaser, or (iv) in connection with a pledge as contemplated in Section 4.1 (b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.

(b) Purchaser agrees to the imprinting, so long as is required by this Section 4.1, of the following legend, or substantially similar legend, on any certificate evidencing Securities:

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

The Company agrees to cause such legend to be removed immediately upon effectiveness of a registration statement, or when any Common Shares are eligible for sale under Rule 144 and, if requested by Purchaser or the transfer agent, to promptly provide at the Company’s expense a legal opinion of counsel to the Company confirming that such legend may be removed.  Company further acknowledges and agrees that Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, Purchaser may transfer pledged or secured Securities to the pledgees or secured parties.  Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith.  Further, no notice shall be required of such pledge.  At Purchaser’s reasonable expense, the Company will execute and deliver such documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities.

4.2. Furnishing of Information.  As long as Purchaser owns Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the Effective Date pursuant to the Exchange Act.  Upon the request of Purchaser, the Company shall deliver to Purchaser a written certification of a duly authorized officer as to whether it has complied with the preceding sentence. As long as Purchaser owns Securities, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to Purchaser and make publicly available in accordance with Rule 144(c) such information as is required for Purchaser to sell the Securities under Rule 144.  The Company further covenants that it will take such further action as any holder of Securities may reasonably request, all to the extent required from time to time to enable such Person to sell such Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144.

4.3. Integration.  The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to Purchaser or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any trading market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

4.4. Securities Laws Disclosure; Publicity.  The Company shall timely file a Current Report on Form 8-K as required by this Agreement, and in the Company’s discretion shall file a press release, in each case reasonably acceptable to Purchaser, disclosing the material terms of the transactions contemplated hereby.  The Company and Purchaser shall consult with each other in issuing any press releases with respect to the transactions contemplated hereby, and neither the Company nor Purchaser shall issue any such press release or otherwise make any such public statement without the prior consent of the Company, with respect to any such press release of Purchaser, or without the prior consent of Purchaser, with respect to any such press release of the

Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law or trading market regulations, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.  Notwithstanding the foregoing, the Company shall not publicly disclose the name of Purchaser, or include the name of Purchaser in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of Purchaser, except (i) as contained in the Current Report on Form 8-K and press release described above, (ii) as required by federal securities law in connection with any registration statement under which the Common Shares are registered, (iii) to the extent such disclosure is required by law or trading market regulations, in which case the Company shall provide Purchaser with prior notice of such disclosure, or (iv) to the extent such disclosure is required in any SEC Report filed by the Company.

4.5. Shareholders Rights Plan.  No claim will be made or enforced by the Company or, to the knowledge of the Company, any other Person that Purchaser is an “Acquiring Person” under any shareholders rights plan or similar plan or arrangement in effect or hereafter adopted by the Company, or that Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and Purchaser. The Company shall conduct its business in a manner so that it will not become subject to the Investment Company Act of 1940, as amended.

4.6. Reimbursement.  If Purchaser becomes involved in any capacity in any proceeding by or against any Person who is a stockholder of the Company (except as a result of sales, pledges, margin sales and similar transactions by Purchaser to or with any current stockholder), solely as a result of Purchaser’s acquisition of the Securities under this Agreement, the Company will reimburse Purchaser for its reasonable legal and other reasonable expenses (including the reasonable cost of any investigation preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred, or will assume the defense of Purchaser in such matter.  The reimbursement obligations of the Company under this Section 4.6 shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any Affiliates of Purchaser who are actually named in such action, proceeding or investigation, and partners, directors, agents, employees and controlling persons (if any), as the case may be, of Purchaser and any such Affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, Purchaser and any such Affiliate and any such Person.  The Company also agrees that neither Purchaser nor any such Affiliates, partners, directors, agents, employees or controlling persons shall have any liability to the Company or any Person asserting claims on behalf of or in right of the Company solely as a result of acquiring the Securities under this Agreement.

4.7. Indemnification of Purchaser.

(a) Company Indemnification Obligation.  Subject to the provisions of this Section 4.7, the Company will indemnify and hold Purchaser and any Warrant holder, their Affiliates and attorneys, and each of their directors, officers, shareholders, partners, employees, agents, and any person who controls Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Purchaser Parties” and each a “Purchaser Party”), harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, reasonable costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation (collectively, “Losses”) that any Purchaser Party may suffer or incur as a result of or relating to (i) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (ii) any action instituted against any Purchaser Party, or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of a Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a breach of Purchaser’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings Purchaser may have with any such stockholder or any violations by Purchaser of state or federal securities laws or any conduct by Purchaser which constitutes fraud, gross negligence, willful misconduct or malfeasance).

(a) Indemnification Procedures.  If any action shall be brought against a Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing.  The Purchaser Parties shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Purchaser Parties except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict with respect to the dispute in question on any material issue between the position of the Company and the position of the Purchaser Parties such that it would be inappropriate for one counsel to represent the Company and the Purchaser Parties.  The Company will not be liable to the Purchaser Parties under this Agreement (i) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (ii) to the extent, but only to the extent that a loss, claim, damage or liability is either attributable to Purchaser’s breach of any of the representations, warranties, covenants or agreements made by Purchaser in this Agreement or in the other Transaction Documents.

4.8. Reservation of Securities.  The Company shall maintain a reserve from its duly authorized shares of Common Stock for issuance pursuant to the Transaction Documents in such amount as may be required to fulfill its obligations in full under the Transaction Documents.

4.9. Required Approval.  No transactions contemplated under this Agreement or the Transaction Documents shall be consummated for an amount that would require approval by any trading market or Company stockholders under any approval provisions, rules or regulations of any trading market applicable to the Company, unless and until such approval is obtained.  Company shall use best efforts to obtain any required approval as soon as possible.

5.	Miscellaneous.

5.1. Fees and Expenses.  Each party shall pay the fees and expenses of its own advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents.  The Company shall pay all stamp and other taxes and duties levied in connection with the sale of the Securities, if any.

5.2. Notices.  Unless a different time of day or method of delivery is set forth in the Transaction Documents, any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of:  (a) the date of transmission, if such notice or communication is delivered via facsimile or electronic mail prior to 5:30 p.m. Eastern time on a trading day and an electronic confirmation of delivery is received by the sender, (b) the next trading day after the date of transmission, if such notice or communication is delivered later than 5:30 p.m. Eastern time or on a day that is not a trading day, (c) the next trading day after receipt from a nationally recognized overnight courier service, (d) three trading days following the date of mailing by U.S. mail, or (e) upon actual receipt by the party to whom such notice is given by personal delivery.  The addresses for such notices and communications are those set forth following the signature page hereof, or such other address as may be designated in writing hereafter, in the same manner, by such Person.

5.3. Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

5.4. Headings.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.5. Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed.  Purchaser may assign any or all of its rights under this Agreement (a) to any Affiliate, or (b) to any Person other than an Affiliate to whom Purchaser assigns or transfers any Securities provided that such Person agrees in writing to be bound, with respect to the transferred Securities, by the provisions hereof that apply to the “Purchaser”.

5.6. No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.7.

5.7. Governing Law; Dispute Resolution.  All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the principles of conflicts of law that would require or permit the application of the laws of any other jurisdiction.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  The parties hereby waive all rights to a trial by jury.  If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses reasonably incurred in connection with the investigation, preparation and prosecution of such action or proceeding.

5.8. Survival.  The representations and warranties contained herein shall survive the Closing and the delivery and exercise of the Securities.

5.9. Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or in a PDF by e-mail transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

5.10. Severability.  If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

5.11. Replacement of Securities.  If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested.  The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities.

5.12. Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of Purchaser and the Company will be entitled to specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.   Neither the Company nor Purchaser shall be liable for special, indirect, consequential or punitive damages suffered or alleged to be suffered by the other party or any third party, whether arising from or related to the Transaction Documents or otherwise.

5.13. Payment Set Aside.  To the extent that the Company makes a payment or payments to Purchaser pursuant to any Transaction Document or Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.14. Construction.  The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments hereto. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

5.15. Entire Agreement.  This Agreement, together with the Exhibits and Schedules hereto, contains the entire agreement and understanding of the parties, and supersedes all prior and contemporaneous agreements, term sheets, letters, discussions, communications and understandings, both oral and written, which the parties acknowledge have been merged into this Agreement.  No party, representative, attorney or agent has relied upon any collateral contract, agreement, assurance, promise, understanding or representation not expressly set forth hereinabove.  The parties hereby expressly waive all rights and remedies, at law and in equity, directly or indirectly arising out of or relating to, or which may arise as a result of, any Person’s reliance on any such assurance.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

THE QUERCUS TRUST

By: /s/ David Gelbaum
Address:                                                                       Name:  David Gelbaum
13301 Park Vista Blvd., Suite 100                                  Title:  Trustee
Fort Worth, Texas 76177

ENTECH SOLAR, INC.

By: /s/ Sandra Martin
Address:                                                                       Name: Sandra Martin
13301 Park Vista Blvd., Suite 100                                  Title:    Chief Financial Officer
Fort Worth, Texas 76177

EXHIBIT A

FORM OF WARRANT

EXHIBIT B

SERIES G STOCK CERTIFICATE

Exhibit C

Warrant to Purchase Common Stock dated March 19, 2010

EXECUTION COPY

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT.  NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

Entech Solar, Inc.

Warrant To Purchase Common Stock

Warrant No.: 2010-                                                                                                                 Issuance Date: March 19, 2010

Number of Warrant Shares:  11,911,764

Exercise Price:  $0.17 per share

Entech Solar, Inc., a Delaware corporation (“Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged,

The Quercus Trust, the holder hereof or its designees or assigns (“Holder”), is entitled, subject to the terms set forth herein, to purchase from the Company, at the Exercise Price, upon exercise of this Warrant to Purchase Common Stock (including any warrant issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times after issuance of the Warrant and until 11:59 p.m. Eastern time on the fifth anniversary of the Issuance Date, subject to acceleration pursuant to Section 3.3 hereof, that number of duly authorized, validly issued, fully paid and non-assessable shares of Common Stock set forth above and as adjusted herein (the “Warrant Shares”).

This Warrant is issued pursuant to the Series G Preferred Stock Purchase Agreement dated March 18, 2010, by and among the Company and the investor referred to therein (the “Purchase Agreement”).  Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in ARTICLE 13 hereof.

ARTICLE 1

EXERCISE OF WARRANT.

1.1 Mechanics of Exercise.

1.1.1 Subject to the terms and conditions hereof, this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice to the Company, in the form attached hereto as Appendix 1 (the “Exercise Notice”), of the Holder’s election to exercise this Warrant, and (ii) payment to the Company of an amount equal to the Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the “Aggregate Exercise Price”), with such payment made in cash or by wire transfer of immediately available funds.

1.1.2 The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder.  Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares.

1.1.3 On the Trading Day on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (the “Exercise Delivery Documents”) from the Holder by 6:30 p.m. Eastern time, or on the next Trading Day if the Exercise Delivery Documents are received after 6:30 p.m. Eastern time or on a non-Trading Day (in each case, the “Exercise Delivery Date”), the Company shall transmit (i) a facsimile acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder, and (ii) an electronic copy of its share issuance instructions to the Holder and to the Company’s transfer agent (the “Transfer Agent”), with such transmissions to comply with the notice provisions contained in Section 5.2 of the Purchase Agreement, and shall instruct and authorize the Transfer Agent to deliver or cause to be delivered to the Holder a certificate or certificates representing the aggregate number full shares of Warrant Shares issuable upon such exercise, together with cash in lieu of any fraction of a share, as herein provided.  The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the Holder shall request in the Exercise Delivery Documents and shall be registered in the name of the Holder or if permitted pursuant to the terms of this Warrant such other name as shall be designated in the Exercise Delivery Documents, with such delivery of the certificate or certificates to occur as promptly as practicable following the Company’s receipt of the Exercise Delivery Documents.

1.1.4 Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised.

1.1.5 If this Warrant is exercised and the number of Warrant Shares represented by this Warrant is greater than the number of Warrant Shares being acquired upon such exercise, then the Company shall, as soon as practicable and in no event later than one Trading Day after such exercise, update the Warrant Exercise Schedule to reflect the revised number of Warrant Shares for which this Warrant is then exercisable and deliver a copy of the updated Warrant Exercise Schedule to the Holder.  No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest whole number.  The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant, other than income-related taxes payable by the Investor.

1.2 Company’s Failure to Timely Deliver Securities.  If the Company shall fail, for any reason or for no reason to issue to the Holder on the Trading Day following the Exercise Delivery Date, the number of shares of Common Stock to which the Holder is entitled upon the Holder’s exercise of this Warrant, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after such Trading Day that the issuance of such shares of Common Stock is not timely effected an amount equal to 1.5% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on a timely basis and to which the Holder is entitled and (B) the Closing Bid Price of the shares of Common Stock on the Trading Day immediately preceding the last possible date which the Company could have issued such shares of Common Stock to the Holder without violating Section 1.1.  In addition to the foregoing, if after the Company’s receipt of an Exercise Notice the Company shall fail to timely (pursuant to Section 1.1.3 hereof) issue to the Holder the number of shares of Common Stock to which the Holder is entitled upon the Holder’s exercise hereunder, and the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of shares of Common Stock issuable upon such exercise that the Holder anticipated receiving from the Company, then the Company shall, within one Trading Day after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to issue to such Holder shares representing  the number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise hereunder and to issue such Warrant Shares shall terminate, or (ii) promptly honor its obligation to issue to such Holder the number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise hereunder and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock sold by Holder in satisfaction of its obligations, times (B) the Closing Bid Price on the date of exercise.

1.3 Insufficient Authorized Shares.  If at any time while any portion of this Warrant remains outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon exercise of this Warrant at least a number of shares of Common Stock equal to 110% of the number of shares of Common Stock as shall from time to time be necessary to effect the exercise of the portion of the Warrant then outstanding (the “Required Reserve Amount”) (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the portion of the Warrant then outstanding.  Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than 90 days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock.  In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal.

ARTICLE 2

ADJUSTMENT UPON SUBDIVISION OR COMBINATION OF COMMON STOCK

If the Company at any time on or after the Issuance Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased.  If the Company at any time on or after the Issuance Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased.  Any adjustment under this ARTICLE 2 shall become effective at the close of business on the date the subdivision or combination becomes effective.

ARTICLE 3

PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS

3.1 Purchase Rights.  In addition to any adjustments pursuant to ARTICLE 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

3.2 Subsequent Equity Sales. In addition to any adjustments made pursuant to ARTICLE 2 above, if the Company or any Subsidiary thereof, as applicable, at any time while this Warrant is outstanding, shall sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents entitling any Person other than the Holder to acquire shares of Common Stock, at an effective price per share less than the then Exercise Price (such lower price, the “Base Share Price” and such issuances, collectively, a “Dilutive Issuance”), then the Exercise Price shall be reduced and only reduced to equal the Base Share Price and the number of Warrant Shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment.  Except as otherwise provided herein, such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued.  If the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance.  Notwithstanding the foregoing, no adjustments shall be made, paid or issued under this Section 3.2 in respect of an Exempt Issuance, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock, or securities issued under employee benefit plans. The Company shall notify the Holder in writing, no later than the Trading Day following the issuance of any Common Stock or Common Stock Equivalents subject to this Section 3.2, indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice the “Dilutive Issuance Notice”).  For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 3.2, upon the occurrence of any Dilutive Issuance, after the date of such Dilutive Issuance the Holder is entitled to receive a number of Warrant Shares based upon the Base Share Price regardless of whether the Holder accurately refers to the Base Share Price in the Notice of Exercise.

3.3 Fundamental Transactions.  The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 3.3 pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each Holder of this Warrant in exchange for such Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the shares of Common Stock reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and satisfactory to the Required Holders.  Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein.  Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of this Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant.  In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of this Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been exercised immediately prior to such Fundamental Transaction; provided, however, that in the event the Fundamental Transaction involves the issuance of cash or freely tradable securities by an issuer listed on the New York Stock Exchange or the Nasdaq Stock Market, then the ability to exercise this Warrant shall expire on the consummation of that Fundamental Transaction.  Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders.  The provisions of this Section 3.3 shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

3.4 Notwithstanding the foregoing Section 3.3, in the event of a Fundamental Transaction (other than one in which the Successor Entity is (i) The Quercus Trust or an Affiliate thereof, or (ii) a Public Successor Entity that assumes this Warrant such that this Warrant shall be exercisable for the publicly traded common stock of such Public Successor Entity), at the request of the Holder delivered before the 90th day after the effective date of such Fundamental Transaction, the Company (or the Successor Entity) shall purchase this Warrant from the Holder by paying to the Holder, within five (5) Trading Days after such request (or, if later, on the effective date of the Fundamental Transaction), cash in an amount equal to the value of the remaining unexercised portion of this Warrant on the date of such consummation, which value shall be determined by use of the Black Scholes Option Pricing Model using a volatility equal to the 100 day average historical price volatility prior to the date of the public announcement of such Fundamental Transaction.

ARTICLE 4

NONCIRCUMVENTION

The Company hereby covenants and agrees that the Company will not, by amendment of its certificate or articles of incorporation, articles of association, bylaws, or any other organization documents, or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder.  Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, and (iii) shall, so long as any portion of this Warrant remains outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the exercise of this Warrant, 110% of the number of shares of Common Stock as shall from time to time be necessary to effect the exercise of this Warrant then outstanding (without regard to any limitations on exercise).

ARTICLE 5

WARRANT HOLDER NOT DEEMED A STOCKHOLDER

Except as otherwise specifically provided herein, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant.  In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.  Notwithstanding this ARTICLE 5, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

ARTICLE 6

REISSUANCE OF WARRANTS

6.1 Transfer of Warrant.  If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 6.4), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 6.4) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

6.2 Lost, Stolen or Mutilated Warrant.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 6.4) representing the right to purchase the Warrant Shares then underlying this Warrant.

6.3 Exchangeable for Multiple Warrant.  This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 6.4) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrant for fractional shares of Common Stock shall be given.

6.4 Issuance of New Warrant.  Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 6.1 or Section 6.3, the Warrant Shares designated by the Holder which, when added to the number of shares of Common Stock underlying the other new Warrant issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

ARTICLE 7

NOTICES

Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 5.2 of the Purchase Agreement.  The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore.  Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the shares of Common Stock, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Common Stock as such or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

ARTICLE 8

AMENDMENT AND WAIVER

Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that except as set forth in this Warrant no such action may increase the exercise price of any Warrant or decrease the number of shares or class of stock obtainable upon exercise of any Warrant without the written consent of the Holder.  No such amendment shall be effective to the extent that it applies to less than all of the holders of this Warrant.

ARTICLE 9

GOVERNING LAW

This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

ARTICLE 10

CONSTRUCTION; HEADINGS

This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any person as the drafter hereof.  The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

ARTICLE 11

DISPUTE RESOLUTION

In the case of a dispute as to the determination of any arithmetic calculation, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within 2 Trading Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder.  If the Holder and the Company are unable to agree upon such determination or calculation within three Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within 2 Trading Days submit via facsimile the disputed determination or arithmetic calculation to an independent, reputable investment bank or independent registered public accounting firm selected by Holder subject to Company’s approval, which may not be unreasonably withheld or delayed.  The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than 3 Trading Days from the time it receives the disputed determinations or calculations.  Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

ARTICLE 12

REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF

The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant.  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

ARTICLE 13

DEFINITIONS

For purposes of this Warrant, in addition to the terms defined elsewhere herein, the following terms shall have the following meanings:

13.1 “Affiliate” has the meaning set forth in the Purchase Agreement.

13.2 “Bloomberg” means Bloomberg Financial Markets.

13.3 “Closing Bid Price” means, for any security as of any date, the last closing bid price for such security on the Trading Market, as reported by Bloomberg, or, if the Trading Market begins to operate on an extended hours basis and does not designate the closing bid price, then the last bid price of such security prior to 4:00 p.m., Eastern time, as reported by Bloomberg, or, if the Trading Market is not the principal securities exchange or trading market for such security, the last closing bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Closing Bid Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price of such security on such date shall be the fair market value as mutually determined by the Company and Holder.  If the Company and Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to ARTICLE 11.  All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

13.4 “Common Stock” means (i) the Company’s shares of Common Stock, par value $0.001 per share, and (ii) any share capital into which such Common Stock shall have been changed or any share capital resulting from a reclassification of such Common Stock.

13.5 “Common Stock Deemed Outstanding” means, at any given time, the number of shares of Common Stock actually outstanding at such time, plus the number of shares of Common Stock deemed to be outstanding pursuant to Section 3.1 hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any shares of Common Stock owned or held by or for the account of the Company or issuable upon exercise of this Warrant.

13.6 “Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

13.7 “Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Common Stock.

13.8 “Eligible Market” means the Trading Market, The New York Stock Exchange, Inc., The NASDAQ Global Select Market, The NASDAQ Global Market, The NASDAQ Capital Market, the NYSE Amex or the OTC Bulletin Board, but does not include the Pink Sheets.

13.9 “Exempt Issuance” means the issuance of (a) shares of Common Stock or options to employees, officers, or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the Issuance Date, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (except as a result of anti-dilution provisions therein), (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, and (d) up to $3,500,000 in Common Stock that may be issued to The Quercus Trust and/or its Affiliates and/or any other holders of Common Stock of the Company.

13.10 “Fundamental Transaction” means and shall be deemed to have occurred at such time upon any of the following events:

(i)           a consolidation, merger or other business combination or event or transaction, following which the holders of Common Stock immediately preceding such consolidation, merger, combination or event either (a) no longer hold a majority of the shares of Common Stock or (b) no longer have the ability to elect a majority of the board of directors of the Company;

(ii)           the sale or transfer of all or substantially all of the Company’s assets, other than in the ordinary course of business; or

(iii)           a purchase, tender or exchange offer made to the holders of the outstanding shares of Common Stock that is accepted by more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to such purchase, tender or exchange offer or held by Investor or an Affiliate of Investor).

13.11 “Investor” has the meaning set forth in the Purchase Agreement.

13.12 “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

13.13 “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

13.14 “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

13.15 “Public Successor Entity” means a Successor Entity that is a publicly traded corporation whose stock is quoted or listed for trading on an Eligible Market.

13.16 “Required Holders” means the Holders of this Warrant representing at least a majority of shares of Common Stock underlying this Warrant as then outstanding.

13.17 “Successor Entity” means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

13.18 “Trading Day” means any day on which the Common Stock is traded on an Eligible Market; provided that it shall not include any day on which the Common Stock (a) is suspended from trading, or (b) is scheduled to trade on such exchange or market for less than 5 hours.

13.19 “Trading Market” means the OTC Bulletin Board, the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market, the NYSE Amex, or the New York Stock Exchange, whichever is at the time the principal trading exchange or market for the Common Stock, but does not include the Pink Sheets inter-dealer electronic quotation and trading system.

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IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Stock to be duly executed as of the Issuance Date set out above.

ENTECH SOLAR, INC.

By: /s/ Sandra Martin
Name: Sandra Martin
Title: Chief Financial Officer

[Quercus Trust Warrant to Purchase Common Stock
in Connection with
Series G Preferred Stock Purchase Agreement]

Warrant Exercise Schedule

Exercise Date	Number of Warrant Shares	Exercise Price Per Share	Aggregate Exercise Price	Dollar Amount Remaining

APPENDIX 1

EXERCISE NOTICE

ENTECH SOLAR, INC.

The undersigned hereby exercises the right to purchase ________________ shares of Common Stock (“Warrant Shares”) of Entech Solar, Inc., a Delaware corporation (“Company”), evidenced by the attached Warrant to Purchase Common Stock (“Warrant”) and tenders herewith payment of $_______________, representing the Aggregate Exercise Price for such shares based on the Exercise Price per share provided for in the Warrant.  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

Please issue a certificate or certificates representing said shares of Common Stock in the name specified below.

Holder Name

By:
Name:
Title:

ACKNOWLEDGMENT

The Company hereby acknowledges the foregoing Exercise Notice and hereby directs Computershare  to issue the above indicated number of shares of Common Stock as specified above, in accordance with the Transfer Agent Instructions dated _______________________ from the Company, and acknowledged and agreed to by the transfer agent.

ENTECH SOLAR, INC.

By:
Name: Sandra Martin
Title: Chief Financial Officer